October 6, 2009

Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anesiva, Inc.

Revised Preliminary Proxy Statement on Form PRER14A

Filed September 17, 2009

File No. 000-50573

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 25, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Filed August 7, 2009

Ladies and Gentlemen:

On behalf of Anesiva, Inc. (“Anesiva” or the “Company”), we are transmitting for filing Amendment No. 2 (the “Schedule 14A Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 11, 2009 (the “Initial Schedule 14A”), as amended by the Revised Preliminary Proxy Statement on Form PRER14A (“Amendment No. 1”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 1, 2009, with respect to the filings listed above (the “Comments”). For your convenience, we are sending a copy of this letter and the Schedule 14A Amendment in the traditional non-EDGAR format, including a version that is marked to show changes. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form PRER14A

Market Price and Dividend Data, page 13

1.	We note your response to comment 15. Your disclosure reflects that Anesiva is unlikely to retain its listing if the merger is not consummated. Is Anesiva’s listing assured if the merger is consummated? If not, please revise to describe any uncertainties relating to the combined company’s ability to meet the listing standards.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14, 75 and 76 of the Schedule 14A Amendment.

Risk Factors, page 26

“The fairness opinion provided by Hempstead & Co., is based on various assumptions and is subject to various limitations, page 28

2.	Please revise the risk factor discussion to specifically discuss the following uncertainties related to Hempstead’s assumptions:

•

Despite Anesiva’s completion of Phase 2 and Phase 3 trials for Adlea, it has not yet attracted a collaborative partner and was not able to attract any other parties interested in purchasing the company;

•	Similarly, Arcion has not yet been able to attract a collaborative partner for ARC-4558 or any of its other products; and

•

Hempstead’s methodology projects revenues for Anesiva and Arcion through 2023 and 2026, respectively. Projected sales figures that far into the future are dependent on various assumptions relating to the regulatory environment and competitive environments and manufacturing and marketing abilities and are inherently unreliable.

In response to the Staff’s comment, the Company has revised the risk factor on pages 28 and 29 of the Schedule 14A Amendment.

3.	Additionally, specifically state that if you are not able to obtain FDA approval for either product, are unable to attract a collaborative partner, are unable to achieve the market penetration rates assumed, or if the terms of any collaborative agreement are not as attractive as those assumed in the analysis the values of Anesiva, Arcion and the combined company may be significant lower than the values reflected in the fairness opinion.

In response to the Staff’s comment, the Company has revised the risk factor on page 29 of the Schedule 14A Amendment.

“The stock price of Anesiva common stock after the merger may be affected by factors…” page 31

4.	We note your response to Comment 20 and reissue the comment. Please identify the specific different factors that could impact the combined company’s stock that may not be affecting the results of operations for the independent companies. Cross-reference to other sections of your preliminary proxy statement is not sufficient to explain the risk you have identified.

The Company respectfully informs the Staff that upon further review, the Company believes that the risks which could impact the stock price of the common stock of the combined company after the merger are discussed in sufficient detail in the other risk factors set forth in the “Risk Factors” section of the Schedule 14A Amendment. Thus, this risk factor has been removed.

“The ability to use pre-merger not operating losses of Anevisa…” page 32

5.	We note your response to Comment 21. Please describe the potential impact that an inability to use pre-merger non-operating losses could have on the combined company following the merger.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Schedule 14A Amendment.

“The ability to use pre-merger net operating losses of Anesiva against post-merger income may be limited,” page 32

6.	Please revise the risk factor discussion to specifically state that you could lose the benefit of all of Anesiva’s net operating loss carryforwards to offset future income.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Schedule 14A Amendment.

Proposal No. 1: The Merger, page 47

Background of the Merger, page 47

7.	We note your response to Comment 30 and statement that the outstanding principal and accrued but unpaid returns will be immediately due and payable on October 20, 2009. Please reconcile this statement with the disclosure on page D-3 of your Fairness Opinion that the $2.0 million loan provided by Arcion will be forgiven upon completion of the merger.

The Company has provided additional disclosure regarding the amendment of the Arcion Note on September 17, 2009, including the extension of the maturity date to December 31, 2009, on pages 55, 72 and 119 of the Schedule 14A Amendment.

8.	We note your response to Comment 35 and the statement in your response that the pending offer for the Zingo Assets was discussed among the representatives of Anesiva and Arcion during the due diligence process. This information does not appear to be included in the discussion of background of your merger agreement. Please revise your disclosure to indicate the extent to which this offer was discussed or considered during the merger negotiations, either between Anesiva and Arcion or by just Anesiva’s Board of Directors. Please also discuss the impact that the pending offer had on negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 53.

Reasons for the Merger, page 52

9.	We note your response to Comment 3. Generally, the term “virtual company” refers to a company without a central office and that is able to use telecommunication technologies so that its employees can work remotely from various locations. Please page 54 to clarify that you are using the term to refer to a company with a company with a small core management team that relies on consultants and contract service providers to perform much of its operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 57.

Fairness Opinion Received by Anesiva, page 58

Income Approach, page 63

10.	Please revise the list of assumptions to include the following:

•	FDA approval of Adlea; and

•	Ability to attract a collaborative partner.

Please make similar revisions to the “Arcion Stand-Alone Valuation Analysis.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 68 of the Schedule 14A Amendment.

11.	Please revise the bullet point relating to peak sales to clarify if this projection refers to annual sales, Please make similar revisions to the “Arcion Stand-Alone Valuation Analysis.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 68 of the Schedule 14A Amendment.

Material Federal Income Tax Consequences, page 71

12.	Please revise the statement that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Arcion will be a party to the reorganization within the meaning of Section 368(b) to clarify that the consequence is that the merger will not be a taxable transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Schedule 14A Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 131

13.	Refer to your response to our comment 1. Regarding pro forma adjustment (h), please indicate what this adjustment relates to as “Adjustment for restructuring events in August 2009” is vague. In addition, please remove adjustment (h) from your interim 2009 pro forma statement of operations pursuant to Rule 11-02(b)(6) of Regulation S-X or explain to us how this transaction is expected to have a continuing impact on your operations,

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Schedule 14A Amendment.

In accordance with Rule 11-02(b)(6), the Company respectfully advises the Staff that the severance payments related to the five employees from the August reduction-in-force is directly attributable to the merger transaction and will have a continuing impact after the merger date. The Company anticipates a restructuring charge of approximately $279,000 primarily associated with personnel-related termination costs after the effective date of the merger.

14.	Refer to your response to our comment 14. Please remove the reference to the allocation of the purchase price in the first paragraph of this heading and under Note 1. Basis of Presentation on page 136. Under paragraphs 12-33 of SFAS 141R, assets acquired and liabilities assumed are generally recorded at their fair values.

In response to the Staff’s comment, the Company has revised the disclosure on pages 135, 140 and 141 of the Schedule 14A Amendment.

15.	Refer to your response to our comment 62. Although you have yet to finalize the sale of the Zingo assets, please explain to us why it is appropriate to record these assets at the $191,000 value indicated on your pro forma balance sheet at June 30, 2009 when you anticipate realizing upwards of $3.5 million on sale. Please include disclosure to indicate how you are accounting for the Zingo assets in the pro forma financial statements (i.e. assets held for sale) and how your accounting treatment is appropriate under paragraph 33 of FAS 141R.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137, 142 and 143 of the Schedule 14A Amendment.

The Company respectfully advises the Staff that the Company does not believe that the non-binding term sheet received from a third party for the sale of the Zingo business is sufficiently final such that it represents an appropriate estimate of fair value. The term sheet is pending further negotiations and is subject to change. Until the execution of the asset sale agreement for the Zingo business, the non-binding terms are subject to material changes.

In accordance with paragraph 33 of FAS 141R, the assets related to the discontinued Zingo business are classified as assets held-for-sale in accordance with FAS No. 144, Accounting for the Impairment or Disposal of Long–Lived Assets, on the condensed consolidated balance sheet as of June 30, 2009. The assets held-for-sale include tangible assets of certain raw material used in Zingo and fixed assets associated to the manufacturing of Zingo. The estimated acquisition date fair value of the tangible assets is based on an estimated sales price, less cost to sell the assets, which is $191,000.

Pro Forma Condensed Combined Statements of Operations, pages 134 and 135

16.	Refer to your response to our comment 60. Although you indicate that you revised your statements and disclosures to present only the pro forma results of operations and earnings per share from continuing operations, you continue to present discontinued operations in your pro forma statements of operations. Please revise your pro forma statements of operations to remove discontinued operations as required by Rule 11-02(b)(5) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 139 of the Schedule 14A Amendment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation, page 136

17.	Refer to your response to our comment 73. You indicate your intent to record your contractual contingencies at fair value under SFAS 141(R). Please explain to us your consideration of paragraph 8 of FSP SFAS 141(R). In addition, please disclose the following information related to the loss contingencies consistent with paragraph 68 (j) of SFAS 141(R):

a.	The amounts recognized at the acquisition date or an explanation of why no amount was recognized.

b.	The nature of recognized and unrecognized contingencies.

c.	An estimate of the range of outcomes for contingencies (recognized and unrecognized) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 142 of the Schedule 14A Amendment.

The Company respectfully advises the Staff that as part of the closing conditions to the merger, the Company may not have obligations beyond trade liabilities in an amount to exceed $3.5 million, which includes resolution of ongoing litigation, obligations under a secured note purchase agreement with Arcion and obligations pursuant to the 7% senior notes due 2010. As such, the Company anticipates that it will be required to enter into settlement agreements with its creditors and resolve its ongoing litigation matters prior to the closing of the merger to reduce the fair value of the assumed liabilities on the merger closing date to be no more than $3.5 million.

Pro Forma Adjustments, page 137

18.	Refer to your response to our comment 65a and adjustment (e). It is still not clear what the $18,421 reduction to APIC relates to. Please clarify in the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 142 of the Schedule 14A Amendment.

19.	Refer to your response to our comment 56 and adjustment (f). As there is a closing condition to the merger which requires Anesiva to complete the sale of shares of its capital stock to investors which results in gross cash proceeds of at least $20.0 million, please disclose the effect this transaction has on the pro forma financial statements. In this regard, please include a pro forma adjustment for the issuance of these shares and a separate adjustment for the Redemption disclosed on page 75.

In response to the Staff’s comment, the Company has revised the disclosure on pages 138, 139 and 142 of the Schedule 14A Amendment.

Non-recurring Expenses, page 138

20.	Refer to your response to our comment 59. Please revise your disclosure to address the inclusion of the non-recurring transaction costs identified in Note 3 as required by Rule 11-02(b)(6) of Regulation S-X in your pro forma balance sheet. In addition, please remove adjustment (g) from your interim 2009 pro forma statement of operations pursuant to the same rule or explain to us how this transaction is expected to have a continuing impact on your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 138, 139 and 143 of the Schedule 14A Amendment.

Compensation Discussion and Analysis, page 140

Annual Cash Bonus, page 143

21.	We note your response to Comment 66 and reissue the comment in part. Please revise your disclosure to identify the individual and organizational goals for each of your NEOs, other than the CEO. In addition, we note your disclosure that “in light of the failure to meet most of the goals” the compensation committee approved a zero payout under the bonus plan. Please revise your disclosure to identify the actual level of performance with regard to each corporate goal, milestone and individual performance factor. For example, in relation to your business development and financial objectives identify the cash reserves achieved at the end of fiscal 2009 and identify the key personnel you were required to hire and whether these individuals were hired.

In response to the Staff’s comment, the Company has revised the disclosure on pages 148 and 149 of the Schedule 14A Amendment.

Information Regarding Arcion’s Business, page 164

Intellectual Property, page 170

22.	We note your response to Comment 68 and reissue the comment in part. Please identify your 5 foreign patents, identify the products dependent on these patents, and disclose the expiration date for each.

In response to the Staff’s comment, the Company has revised the disclosure on pages 174 and 175 of the Schedule 14A Amendment.

23.	We note your response to Comment 69. Please reconcile your statement that Arcion does not presently license intellectual property on page 172 with your disclosure on page 171 in relation to Arcion’s enforcement of owned or “exclusively licensed patents” against an infringing party. Please revise your disclosure to address this inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on page 175 of the Schedule 14A Amendment.

Annex J

Anesiva, Inc. Form 10-K for the fiscal year ended December 31, 2008

10. License and Distribution Agreements, page J-111

24.	Refer to your response to our comment 71 and we reissue our comment. Please revise your disclosure to indicate the following:

•	if the upfront fees are refundable and/or if a fee is due if the agreements are terminated,

•	the reason you have not recognized the deferred revenue associated with the upfront fees when you discontinued Zingo manufacturing and commercial operations, and

•	why you have not accrued for any termination costs related to these arrangements.

In response to the Staff’s comment, the Company respectfully advises the Staff that the upfront fees for Green Vision Company and Medical Futures, Inc. are non-refundable. Under the terms of the Sigma-Tau Industries Farmaceutiche Riunite S.p.A (Sigma-Tau), Sigma Tau may request repayment of the upfront fees if certain regulatory milestones were not achieved by the end of fiscal 2008. Upon the discontinuance of the Zingo manufacturing and commercial operations in November 2008, we began the process of negotiating with these parties to terminate the respective contracts. As the earning process was incomplete associated with these arrangements and based on the discussions with these parties, we believe it was inappropriate to recognize any further revenue under the arrangements. Total revenues recognized under the arrangement were less than $4,000 and we believe such amounts are clearly insignificant. Furthermore, we account for the amounts paid as a liability based on our estimate that it is probable that these amounts will be refunded to these parties at the completion of the negotiations. We believe this is a conservative, but appropriate position given the nature of the negotiations. Accordingly, these amounts are recorded on the balance sheet as part of other accrued liabilities at December 31, 2008 and remain accrued at June 30, 2009. The contracts have no provisions for termination or other costs that we believe need to be accrued at this time. As the negotiations with these parties continue, we may adjust our estimate and disclose such changes if material.

We respectfully acknowledge the Staff’s request to revise the disclosure to the footnotes in the Form 10-K but we believe that restatement of the previously filed financial statements is unnecessary. We do advise that we will modify our disclosures in future filings, including the Form 10-Q for the quarter ended September 30, 2009, to read:

In December 2007, we entered into an agreement with Medical Futures Inc. whereby we have granted an exclusive license to Medical Futures for the marketing and distribution of Zingo in Canada. Under the terms of the agreement, Medical Futures is responsible for all regulatory filings, marketing, distribution and selling in Canada. Upon regulatory approval in Canada, Medical Futures will purchase Zingo at a transfer price. We received a non-refundable $50,000 upfront payment. Upon discontinuing the manufacturing and commercial operations relating to Zingo, we commenced negotiations with Medical Futures and have classified the upfront payment as other accrued liabilities. For the years ended December 31, 2007 and 2008, we recognized an insignificant amount in revenue under this agreement. No amounts have been recognized as revenue during the nine months ended September 30, 2009 and an insignificant amount of revenue was recorded in the nine months ended September 30, 2008.

In February 2008, as amended in April 2008, we entered into a license agreement with Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. (Sigma-Tau). Under the terms of the agreement, Sigma-Tau is the exclusive distributor of Zingo in Italy, France, Germany, Netherlands, Belgium, Luxembourg certain French-speaking African countries, Liechtenstein, Portugal, Spain and Switzerland. We received a total of $275,000 of refundable upfront payments contingent on the achievement of certain regulatory milestones. Upon discontinuing the manufacturing and commercial operations relating to Zingo, we commenced negotiations with Sigma-Tau and have classified the upfront payment as other accrued liabilities. To date no revenue has been recognized under this arrangement.

In April 2008, we entered into an exclusive license and distribution agreement with Green Vision Company (Green Vision). Under the terms of the agreement, Green Vision is the exclusive distributor of Zingo in Bahrain, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia and United Arab Emirates. The agreement provides for an upfront payment, royalty payments, and payments for the achievement of certain sales milestones. We received a non-refundable $25,000 upfront payment. Upon discontinuing the manufacturing and commercial operations relating to Zingo, we commenced negotiations with Green Vision and have classified the upfront payment as other accrued liabilities. No amounts have been recognized as revenue during the nine months ended September 30, 2009 and an insignificant amount of revenue was recorded in the nine months ended September 30, 2008.

Annex L

Anesiva, Inc. Form 10-Q for the Quarterly period ended June 30, 2009

4. Leases and Commitments

Legal Proceedings, page L-16

25.	Refer to your response to our comment 72. For those contingencies where you have recorded an accrued liability, please revise to disclose the fact that you have accrued for the contingency in accordance with FAS 5 and where the accrual is classified on the statements of operations. For those matters where the company has not recorded an accrued liability, please explain why.

We respectfully advise the Staff that with exception to the 500 Plaza Drive Corporation (500 Plaza) and the Maria Monshaw matters, the material accrued liabilities associated with the on-going litigations noted below have been accrued for at June 30, 2009. On September 25, 2009, the Superior Court of New Jersey, in Hudson County, New Jersey, awarded 500 Plaza damages and attorney’s fees totaling $333,270. The Company will record an adjustment during the third quarter of fiscal 2009 to account for the difference between previously accrued future rent obligations under the operating lease and the awarded damages and legal fees. In regards to the Maria Monshaw matter, the Company does not believe that the lawsuit has any merit and does not believe that the potential liability is estimable as of June 30, 2009. The 500 Plaza Drive Corporation and Coulter Pharmaceuticals matters have been accounted for as part of general and administrative expenses since both were related to the general operations of the Company. The Eight Tower Development Associates, GKD-USA and John Regan matters have been accounted for as part of discontinued operations expenses since all were related to the Zingo manufacturing and commercial operations.

We respectfully acknowledge the Staff’s request to revise the disclosure to the footnotes in the Form 10-Q but we believe that restatement of the previously filed financial statements is unnecessary. We respectfully advise the Staff that we will modify our disclosures in future filings, including the Form 10-Q for the quarter ended September 30, 2009, to read:

On December 23, 2008, 500 Plaza Drive Corporation (500 Plaza) exercised a termination right under our lease for our facility in Secaucus, New Jersey, to terminate the lease effective December 28, 2008 due to non-payment of December 2008 rent. On January 5, 2009, 500 Plaza filed a summary dispossess action against us in the Superior Court of New Jersey, Special Civil Part, in Hudson County, New Jersey. The summary dispossess action sought a ruling to remove us from the office space at 500 Plaza Drive and pay nominal attorney’s fees. On February 9, 2009, a default judgment was issued against us and we no longer have possession of the Secaucus facility. After termination of the lease, 500 Plaza drew down on the security deposit in the form of a letter of credit for their benefit in the amount of approximately $112,000. On March 9, 2009, 500 Plaza served a further complaint seeking more than $242,200 for amounts allegedly due under the terminated lease. On September 25, 2009, the Superior Court of New Jersey, in Hudson County, New Jersey, awarded 500 Plaza damages and attorney’s fees totaling $333,270.

We have accrued the contingency in accordance with FAS 5 as a general and administrative expense.

On January 16, 2009, Maria Monshaw filed a lawsuit against us in U.S. District Court for the Eastern District of Pennsylvania. The lawsuit alleges breach of contract and non-payment of consulting services and business expenses totaling approximately $136,000 as well as interest and legal costs. In accordance with FAS 5, we do not believe that there is any merit to this lawsuit and have not accrued for this contingency. We are unable to predict the outcome of this litigation at this time.

On April 24, 2009, Eight Tower Bridge Development Associates filed a lawsuit against us in the Court of Common Pleas of Montgomery County, Pennsylvania alleging breach of contract and seeking more than $261,000 for amounts allegedly due under our lease for our facility in Conshohocken Pennsylvania. We have accrued the contingency in accordance with FAS 5 as a discontinued operations expense. We are unable to predict the outcome of this litigation at this time.

On May 29, 2009, Coulter Pharmaceutical, Inc. filed a suit for damages against us in the California Superior Court, County of San Mateo alleging breach of sublease agreement and seeking more than $25,000 in damages. We have accrued the contingency in accordance with FAS 5 as a general and administrative expense. We are unable to predict the outcome of this litigation at this time.

On June 1, 2009, John Regan filed a wage complaint claim with the Division of Labor Standards Enforcement (“DLSE”) of the California Department of Industrial Relations alleging non-payment of severance payments totaling $63,000 under his separation and consulting agreement dated September 3, 2008. A hearing was held on July 27, 2009 at the DLSE. On July 29, 2009, the DLSE awarded John Regan $102,000. We have accrued the contingency in accordance with FAS 5 as a discontinued operations expense. We intend to appeal this award and we are unable to predict the outcome of this appeal at this time.

On June 8, 2009 GKD-USA, Inc. filed a lawsuit against us in the Circuit Court for Dorchester County, Maryland alleging the non-payment for goods and services in the amount of $273,000. We have accrued the contingency in accordance with FAS 5 as a discontinued operations expense. We are unable to predict the outcome of this litigation at this time.

* * * *

In addition, Anesiva acknowledges:

•	Anesiva is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Anesiva may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 624-9600 if you have any questions or would like any additional information.

Sincerely,

/s/ John H. Tran
John H. Tran

Vice President, Finance and Chief Accounting Officer, Anesiva, Inc.

cc:	Michael L. Kranda, President and Chief Executive Officer, Anesiva, Inc.

Matthew B. Hemington, Cooley Godward Kronish, LLP